UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35543

Western Asset Mortgage Capital Corporation (AGMIT Merger Sub, LLC as successor by merger to Western Asset Mortgage Capital Corporation) (Exact name of registrant as specified in its charter)

385 East Colorado Boulevard

Pasadena, California 91101

(626) 844-9400

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

* On December 6, 2023, pursuant to that certain Agreement and Plan of Merger, dated as of August 8, 2023, by and among Western Asset Mortgage Capital Corporation, a Delaware corporation (the “Registrant”), AG Mortgage Investment Trust, Inc., a Maryland corporation (“MITT”), AGMIT Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of MITT (“Merger Sub”), and, solely for the limited purposes set forth therein, AG REIT Management, LLC, a Delaware limited liability company, the Registrant merged with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a wholly owned subsidiary of MITT, at which time the separate corporate existence of the Registrant ended. Pursuant to this Form 15, Merger Sub, as the successor entity to the Registrant, is terminating the registration of the Common Stock, par value $0.01 per share, of the Registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, AGMIT Merger Sub, LLC, as successor by merger to Western Asset Mortgage Capital Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 20, 2023

AGMIT Merger Sub, LLC, as successor by merger to Western Asset Mortgage Capital Corporation

By:	/s/ Jenny B. Neslin
	Name:	Jenny B. Neslin
	Title:	General Counsel and Secretary